Exhibit 99.1

TuanChe Announces ADS Ratio Change

BEIJING, Oct. 20, 2020 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it will change the ratio of its American depositary Shares ("ADSs") to Class A ordinary shares from one (1) ADS representing four (4) Class A ordinary shares to one (1) ADS representing sixteen (16) Class A ordinary shares.

For TuanChe's ADS holders, this ratio change will have the same effect as a 1-for-4 reverse ADS split. There will be no change to TuanChe's Class A ordinary shares. Furthermore, no physical action by ADS holders will be required to effect the ratio change, as the change will be effected on the books of the depositary. The effect of the ratio change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the open of business on October 22, 2020 (U.S. Eastern Time). Any fractional ADSs will be sold and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although TuanChe can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than four times the ADS price before the change.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbour Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's plans and outlook regarding the trading of its ADSs, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Cynthia Tan
Tel: +86 (10) 6398-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Yang Song
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com